Exhibit 99.1

Patent Covering Manufacturing Process of BiondVax’s M-001 Universal Flu Vaccine Allowed in USA and Japan

Pivotal Clinical Efficacy Phase 3 Clinical Trial Results Expected in 2020

Jerusalem, Israel – June 18, 2018 –

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), announced today that a patent covering production processes of the Company’s M-001 universal influenza vaccine candidate was allowed in the USA and Japan.

Titled “Compositions of multimeric-multiepitope influenza polypeptides and their production” the patent, which is pending in Europe, covers the unique composition and manufacturing processes of M-001. Designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza, the vaccine has been shown to be safe, well-tolerated, and immunogenic to a broad range of flu strains in clinical trials.

Dr. Tamar Ben-Yedidia, BiondVax’s Chief Science Officer, commented, “The USA and Japan, together with Europe, are among the largest influenza vaccine markets. We are pleased our universal flu vaccine’s patent protected composition and manufacturing process is progressing as planned through its pivotal Phase 3 clinical trial. We look forward to bringing the vaccine to the people of Japan, USA, Europe, and the rest of the world in the coming years.”

BiondVax is currently conducting a pivotal, clinical efficacy, Phase 3 trial of M-001 in Europe. 4,094 participants were recruited prior to the 2018/19 flu season, and preparations are proceeding as planned towards the trial’s second season of 2019/20, in which about 8,000 participants are expected to be enrolled. The placebo-controlled trial will assess safety and effectiveness of M-001 alone in reducing flu illness and severity in adults aged 50 years and older, with at least half aged 65 and older. Results are expected by the end of 2020.

In parallel, the NIAID/NIH is conducting a Phase 2 clinical trial in the USA, with results anticipated by the end of 2019.

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. Please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of the new manufacturing facility; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC. We undertake no obligation to revise or update any forward-looking statement for any reason.

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